UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sequans Communications S.A.

File No. 333-173001 - CF#28589

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Sequans Communications S.A. submitted an application under Rule 406 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Registration Statement on Form F-1 filed on March 22, 2011, as amended.

Based on representations by Sequans Communications S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.10   through June 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel